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                                  EXHIBIT 99(b)

                [AMBASSADOR BANK OF THE COMMONWEALTH LETTERHEAD]


                                                          ______________, 1998
Dear Shareholder:

     You are cordially invited to a Special Meeting of Shareholders (the "Meeting") of Ambassador Bank of the Commonwealth ("ABC") to be held on Tuesday, June 30, 1998, at 10:30 a.m., at The Holiday Inn, Routes 22 and 512, Bethlehem, Pennsylvania.

     At the Meeting, holders of all outstanding shares of Common Stock, par value $4.00 per share, of ABC (the "ABC Common Stock") will be asked to consider and vote upon a proposal to approve the merger (the "Merger") of ABC and Lafayette Bank ("LB"), a subsidiary of Fulton Financial Corporation ("FFC"), in accordance with the terms of the Merger Agreement dated as of January 26, 1998, as amended and restated as of April 14, 1998, between ABC, FFC and LB (the "Merger Agreement"). Following the Merger, the resulting bank will operate as a wholly-owned subsidiary of FFC under the name "Lafayette Ambassador Bank." Pursuant to the Merger Agreement, each share of ABC Common Stock outstanding at the effective date of the Merger will automatically be converted into the right to receive 1.40 shares of FFC's Common Stock, and cash will be paid in lieu of fractional shares. Consummation of the Merger is subject to certain conditions, including the approval of the Merger by various regulatory agencies and approval of the ABC shareholders as described below.

     The Board of Directors of ABC has approved and declared the Merger advisable and recommends that the shareholders of ABC vote in favor of the Merger Agreement.

     It is very important that your shares be represented at the Meeting, regardless of whether you plan to attend in person. The affirmative vote of two-thirds of the outstanding shares of ABC Common Stock will be required to approve the Merger Agreement. Consequently, your failure to vote would have the same effect as a vote against the Merger. You are therefore urged to execute and return the enclosed proxy card in the enclosed postage-paid envelope as soon as possible to ensure your shares will be voted at the Meeting.

                                       Sincerely yours,


                                       Timothy J. McDonald,
                                       President